SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2006

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:
ICOS Vision Systems Corporation NV	Jody Burfening/Carolyn Capaccio
Tel: 32 16 398 295	Lippert/Heilshorn & Associates, Inc.
Investor.relations@icos.be	212-838-3777 (ext. 6608)

ICOS VISION SYSTEMS REPORTS RECORD FIRST QUARTER OF 2006.

Heverlee, Belgium – April 27, 2006. – ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a world leader in vision solutions, today announced its financial results for the first quarter ended March 31, 2006.

Revenues were € 33.4 million, approximately 16.6% higher than the € 28.6 million reported for the fourth quarter of 2005 and more than double than the € 16.2 million reported for the prior year first quarter.

Income from operations was € 10.8 million, representing an increase of 35.8% compared to € 7.9 million for the fourth quarter of 2005 and a four-fold increase over the € 2.3 million for the first quarter of 2005.

Net income was € 8.8 million, or 83 Eurocents per share, compared to € 6.4 million, or 61 Eurocents per share, for the fourth quarter of 2005 and € 1.7 million, or 16 Eurocents per share, for the first quarter of 2005.

Cash and cash equivalents stood at € 54.8 million at the end of the first quarter of 2006 with ICOS generating € 4.6 million cash from operations, including changes in working capital, during the quarter.

“In line with our guidance, the first quarter of 2006 produced the best results in our history, with new records set at both the top and bottom lines. Revenues and earnings exceeded our previous record, set during the third quarter of 2000 when the semiconductor industry was operating at an unprecedented high, by approximately 7% and 12% , respectively. We achieved these superior results even with almost 50% higher R&D, which demonstrates the leverage inherent in our flexible operating model and the benefits of our strategy to bolster our market leadership and expand our addressable markets through continuous R&D investments,” said Anton De Proft, ICOS’ president and chief executive officer.

Mr. De Proft added, “These investments have placed us in a strong position to take advantage of the evolution in semiconductor packaging, mainly driven by a wide range of consumer applications, such as digital audio and video, phones, TV’s, cars and illumination. Our new WI-2000 wafer inspector system which is designed for advanced surface inspection and detection on whole wafers, wafers on hoop rings and wafers on filmframe carriers, is an example of our ability to keep pace with advancements in packaging technology.”

Mr. De Proft concluded, “While our visibility remains limited, we continue to see a strong market demand during the second quarter, although we expect sales to be approximately 10% below the record first quarter, which benefited from an exceptionally strong January. We also expect that our gross margins will remain in the 60 to 62% range.”

ICOS designs and manufactures inspection equipment for the semiconductor packaging industry. It is a world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PC’s, cars or portable phones. ICOS’ systems perform two- and three-dimensional (2D and 3D) inspections as part of the final visual quality control step in the manufacturing of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells. Aside from its complete systems, ICOS also offers inspection subsystems for integration in other equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Korea and Hong Kong and production facilities in Belgium, Hong Kong and China.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and the Company’s expected financial performance in the second quarter of 2006, and any other statements about ICOS’ plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, the risk that improved order intake will not translate into increased orders, and that certain orders may be rescheduled or cancelled; the Company’s dependence on the cyclical semiconductor and electronic assembly industries; uncertainties inherent in the development of new products and the enhancement of existing products, including technical and regulatory risks, cost overruns and delays; the risk that newly introduced products may contain undetected errors or defects or otherwise not perform as anticipated; the company’s ability to predict accurately the demand for its products, and products under development, and to develop strategies to address its markets successfully; risks relating to technological change and the introduction of new products by the Company’s competitors; risks relating to intellectual property and the inherent uncertainty of law suits alleging patent infringement that have been filed or threatened against, or filed by, the Company; risks relating to the conduct of the business worldwide, risks related to currency exchanges and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.ICOS.be

-tables to follow-

ICOS Vision Systems Corporation NV

Consolidated Statements of Income according to US GAAP

(in thousands of Euro, except for share and per share data)

	Three Months Ended
	March 31, 2006	March 31, 2005
	(unaudited)	(unaudited)

Revenues	33,389	16,192
Cost of goods sold	12,753	6,399
Gross profit	20,636	9,793
Operating expenses:
Research & development	3,387	2,641
Selling, general & administrative	6,477	4,823
Total operating expenses	9,864	7,464
Income from operations	10,772	2,329
Other income (expense) :
Interest income, net	214	111
Other income	39	43
Foreign currency exchange gain (loss)	(4)	(130)
Net other income	249	24
Net income before taxes	11,021	2,353

Income taxes	2,221	681
Net income	8,800	1,672

Basic earnings per share	0.83	0.16
Weighted average number of shares	10,557,460	10,527,310
Diluted earnings per share	0.82	0.16
Diluted weighted average number of shares	10,724,345	10,700,434

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of Euro)

	March 31, 2006	December 31, 2005
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	54,795	50,728
Trade accounts receivable, net	28,528	26,542
Inventories, net	27,477	25,368
Prepaid expenses and other current assets	4,450	3,430
Total current assets	115,250	106,068
Net property and equipment	10,100	10,131
Intangible assets	3,945	4,257
Other assets	2,116	2,071
Total assets	131,411	122,527

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	11,714	12,994
Short-term borrowings & current portion long-term debt	610	638
Other current liabilities	16,443	14,375
Total current liabilities	28,767	28,007
Long-term debt, excluding current portion	3,696	3,852
Other long-term liabilities	1,832	1,587
Total liabilities	34,295	33,446
STOCKHOLDERS’ EQUITY
Common stock	3,247	3,247
Additional paid-in capital	22,532	22,524
Retained earnings	72,582	63,782
Accumulated other comprehensive income (loss)	(1,245)	(472)
Total stockholders’ equity	97,116	89,081
Total liabilities and stockholders’ equity	131,411	122,527

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF CASH FLOWS ACCORDING TO US GAAP

(in thousands of EURO)

	Three months ended March 31
	2006	2005
Cash flows from operating activities	(unaudited)	(unaudited)
Net income	8,800	1,672

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	509	490

Allowance for doubtful debts	191	31

Loss on disposal of property and equipment	—	18

Deferred tax expense (benefit)	(213)	(85)

Stock based compensation expense	8	—

Changes in assets and liabilities:

Decrease (increase) in trade accounts receivable	(2,551)	2,247

Decrease (increase) in inventories	(2,361)	1,646

Decrease (increase) in prepaid expenses and other current assets	(795)	(314)

Decrease (increase) in other assets	(84)	(10)

(Decrease) increase in trade accounts payable	(1,289)	(586)

(Decrease) increase in other current liabilities	2,232	(624)

(Decrease) increase in other long-term liabilities	125	(26)

Net cash provided by operating activities	4,572	4,459

Cash flows from investing activities

Additions to property and equipment	(137)	(258)

Net cash used in investing activities	(137)	(258)

Cash flows from financing activities

Repayment of borrowings	(184)	(175)

Net cash used in financing activities	(184)	(175)

Increase in cash and cash equivalents	4,251	4,026

Impact of exchange rate movements on cash	(184)	(96)

Cash and cash equivalents at beginning of period	50,728	42,179

Cash and cash equivalents at end of period	54,795	46,109

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: April 27, 2006	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President